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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 3)


                              CopyTele, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

    Common Stock, $.01 par value                   217721 10 9
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

             Anne Rotondo, Corporate Secretary, CopyTele, Inc.
            900 Walt Whitman Road, Huntington Station, NY 11746
                              (516) 549-5900
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 22, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
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 CUSIP No.       217721 10 9             13D


     1     NAME OF REPORTING PERSON:    Denis A. Krusos

           S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      USA
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       3,334,630 (1)
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     NONE
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  3,334,630 (1)
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       NONE
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       3,334,630 (1)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.70%

    14     TYPE OF REPORTING PERSON:    IN






























          (1)  Includes 878,500 shares which Mr. Krusos has the right to acquire upon exercise of options granted pursuant to the Issuer's 1987 Stock Option Plan and the Issuer's 1993 Stock Option Plan.
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               This Statement amends and restates in part the Statement on
     Schedule 13D previously filed with the Securities and Exchange Commission on January 28, 1993 by Denis A. Krusos, regarding his beneficial ownership of common stock, $.01 par value ("Common Stock"), of CopyTele, Inc., a Delaware corporation (the "Corporation"), as previously amended by Amendments Nos. 1 and 2 thereto.


     Item 1.   Security and Issuer.
               -------------------
               This Statement relates to the Common Stock. The address of the principal executive office of the Corporation is 900 Walt Whitman Road, Huntington Station, New York 11746.


     Item 2.   Identity and Background.
               -----------------------
               (a)-(c) This statement is filed by Denis A. Krusos, whose business address is CopyTele, Inc., 900 Walt Whitman Road, Huntington Station, NY 11746. Mr. Krusos is the Chairman of the Board, Chief Executive Officer and a Director of the Corporation, which is located at the address stated in Item 1. The Corporation, a development stage enterprise, is engaged in the design and development of telecommunications products incorporating its ultra-high resolution charged particle (electrophoretic) flat panel display screen for the receipt and transmission of text, facsimile, graphics and pictures.

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               (d)-(e)  During the last five years, Mr. Krusos (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               (f)  Mr. Krusos is a citizen of the United States.


     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------
               N/A


     Item 4.   Purpose of Transaction.
               ----------------------
               Mr. Krusos has acquired his shares of Common Stock in order to obtain and/or increase his equity position in the Corporation for investment purposes and to provide capital to the Corporation. Depending on the price and availability of shares of Common Stock, future developments at the Corporation, other investment and business opportunities available to Mr. Krusos, and general economic conditions, Mr. Krusos may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of Common Stock. Depending on such factors, Mr. Krusos may also determine to sell in the open market, in privately negotiated transactions, or otherwise, all or a part of his shares of Common Stock.

               Except as set forth above, Mr. Krusos has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
     Schedule 13D.


     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------
               (a) As of the date of this Statement, Mr. Krusos beneficially owns an aggregate of 3,334,630 shares of Common Stock, representing 12.70% of the outstanding shares of Common Stock, including 878,500 shares of Common Stock subject to options granted under the Corporation's 1987 and 1993 Stock Option Plans, but not including 200,000 shares of Common Stock subject to options granted to Mr. Krusos on January 4, 1995 under the Corporation's 1993 Stock Option Plan which are not exercisable until January 4, 1996.

               (b) Mr. Krusos has the sole power to vote, direct the voting of, dispose of and direct the disposition of, such shares of Common Stock.

               (c)  On June 5, 1995, June 22, 1995 and June 26, 1995,
     respectively, Mr. Krusos sold an aggregate of 100,000 shares of Common Stock, as further described in Schedule A attached hereto.
               Except for the disposition of shares of Common Stock described herein and in Schedule A attached hereto, Mr. Krusos has not effected any transactions in shares of Common Stock during the sixty days preceding the date of this Third Amendment.

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               (d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Krusos.

               (e)  Not Applicable.


     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------
               None


     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------
               None
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                                    SIGNATURE
                                    ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 27, 1995


                                   /s/ Denis A. Krusos
                                   -------------------
                                   Denis A. Krusos





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                                   SCHEDULE A
                                   ----------

               Mr. Krusos sold an aggregate of 100,000 shares of Common Stock during the sixty days preceding the date of this Third
     Amendment, as further described below. All sales were effected on the NASDAQ-National Market. The Price Per Share excludes broker's commissions.



     Date of Transaction      Number of Shares    Price Per Share
     -------------------      ----------------    ---------------
     June 5, 1995             15,000              $6.6250
     June 5, 1995             10,000               6.6875
     June 5, 1995              5,000               6.7500
     June 22, 1995            15,000               7.5000
     June 22, 1995            36,000               7.3750
     June 26, 1995            19,000               7.5000
